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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*



                                  I-Trax, Inc.
                         ------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    45069D104
                         ------------------------------
                                 (CUSIP NUMBER)

                                     2/4/02
           ----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G


CUSIP NO.   45069D104
         --------------

1. Names of Reporting Persons. PALLADIN OPPORTUNITY FUND, LLC I.R.S. Identification Nos. of above persons (entities only).

                           22-3729241
         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   X
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3.       SEC USE ONLY
                     ----------------------------------------------------------

4.       Citizenship or Place of Organization    Delaware
                                              ---------------------------------


         Number of                  5.   Sole Voting Power       -0-
         Shares                                           ---------------------
         Beneficially               6.   Shared Voting Power    3,538,461
         Owned by                                           -------------------
         Each                       7.   Sole Dispositive Power    -0-
         Reporting                                             ----------------
         Person With                8.   Shared Dispositive Power  3,538,461
                                                                 --------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             3,538,461
         -----------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         ------
11.      Percent of Class Represented by Amount in Row (9)      8.64%
                                                          ---------------------

12.      Type of Reporting Person (See Instructions)        OO
                                                    ---------------------------

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                                  SCHEDULE 13G


CUSIP NO.    45069D104
         ------------------


1.       Names of Reporting Persons. THE PALLADIN GROUP, L.P.
         I.R.S. Identification Nos. of above persons (entities only).


         ----------------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   X
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3.       SEC USE ONLY
                     ----------------------------------------------------------

4.       Citizenship or Place of Organization    Texas
                                             ----------------------------------


         Number of                  5.   Sole Voting Power       -0-
         Shares                                           ---------------------
         Beneficially               6.   Shared Voting Power    3,538,461
         Owned by                                           -------------------
         Each                       7.   Sole Dispositive Power    -0-
         Reporting                                             ----------------
         Person With                8.   Shared Dispositive Power  3,538,461
                                                                 --------------


9.        Aggregate Amount Beneficially Owned by Each Reporting Person

             3,538,461
          ------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         ------
11.      Percent of Class Represented by Amount in Row (9)      8.64%
                                                          ---------------------
12.      Type of Reporting Person (See Instructions)        PN
                                                    ---------------------------

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ITEM 1.

     (a)  NAME OF ISSUER: I-Trax, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    One Logan Square
                    130 N. 18th Street, Suite 3615
                    Philadelphia, PA 19103

ITEM 2.

     (a)  NAME OF PERSON FILING:

               The names of the persons filing this statement on Schedule 13G are: Palladin Opportunity Fund, LLC, a Delaware limited liability company ("POF") and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Palladin Asset Management, L.L.C., a Delaware limited liability company is the managing member of POF. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of POF. Because its beneficial ownership arises solely from its status as the investment advisor of POF, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. POF and PCM are controlled by Jeffrey Devers.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          POF

          The business address of POF is c/o The Palladin Group, 195 Maplewood Avenue, Maplewood, New Jersey 07040.

          PALLADIN

          The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

     (c)  CITIZENSHIP:

          POF is a limited liability company formed under the laws of Delaware.

          Palladin is a limited partnership formed under the laws of Texas.

     (d)  TITLE OF CLASS OF SECURITIES: Common Stock

     (e)  CUSIP NUMBER: 45069D104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o)

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d)  [ ] Investment company registered under section 8 of the Investment

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          Company Act of 1940 (15 U.S.C. 80a-8)

     (e)  [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK HERE  X
                                                                      -----

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          POF and Palladin together beneficially own a total of 3,538,461 shares of Common Stock (the sum of (i) 2,000,000 shares of Common Stock into which POF's 6% Convertible Debentures are convertible and (ii) 1,538,461 shares of Common Stock for which POF's Common Stock Purchase Warrant is exercisable.

     (b)  Percent of class:

          POF's and Palladin's beneficial ownership of 3,538,461 shares of Common Stock constitutes 8.64% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote
                    Not applicable

          (ii) Shared power to vote or to direct the vote
                    POF and Palladin together have shared power to vote or direct the vote of 3,538,461 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of Not applicable

          (iv) Shared power to dispose or to direct the disposition of POF and Palladin together have shared power to dispose or direct the disposition of 3,538,461 shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         See Item 2(a).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable.

ITEM 10. CERTIFICATION

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

         Dated: February 13, 2002

                                     PALLADIN OPPORTUNITY FUND, LLC

                                     By: Palladin Asset Management, L.L.C.
                                              Managing Member


                                              By:
                                                 -------------------------
                                                       Maurice Hryshko
                                                       Authorized Person


                                     THE PALLADIN GROUP, L.P.

                                     By: Palladin Capital Management, LLC
                                              General Partner


                                              By:
                                                 -------------------------
                                                       Maurice Hryshko
                                                       Authorized Person







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                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of I-Trax, Inc. dated February 13, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 13, 2002


                                       PALLADIN OPPORTUNITY FUND, LLC

                                       By: Palladin Asset Management, L.L.C.
                                                Managing Member


                                                By:
                                                   -------------------------
                                                         Maurice Hryshko
                                                         Authorized Person

                                       THE PALLADIN GROUP, L.P.

                                       By: Palladin Capital Management, LLC
                                                General Partner


                                                By:
                                                   -------------------------
                                                         Maurice Hryshko
                                                         Authorized Person